Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108607

PROSPECTUS

6,542,552 Shares of Common Stock of
Immersion Corporation
(issuable upon conversion of preferred stock and debentures)

     This prospectus relates to the public offering, which is not being underwritten, of 6,542,552 shares of common stock of Immersion Corporation. The shares of our common stock may be offered by the selling stockholder named in this prospectus, upon conversion of issued and issuable shares of Series A Redeemable Convertible Preferred Stock and upon the conversion of issuable Senior Redeemable Convertible Debentures. The shares of Preferred Stock are convertible into approximately 2,686,897 shares of Immersion’s Common Stock, and the Debentures are convertible into approximately 3,855,655 shares of Immersion’s Common Stock. Additional shares of Immersion’s Preferred Stock and additional Debentures, which are convertible into Immersion’s Common Stock, may be issued in lieu of cash as dividends on the Preferred Stock and interest on the Debentures, respectively. We will not receive any proceeds from the sale of our Common Stock by the selling stockholder. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholder will be borne by the selling stockholder. None of the shares offered pursuant to this prospectus have been registered prior to the filing of the registration statement of which this prospectus is a part.

     The Common Stock offered in this prospectus may be offered and sold by the selling stockholder directly or through broker-dealers acting solely as agents. The distribution of the Common Stock may be effected in one or more of the following types of transactions:

•	transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	transactions in the over-the-counter market; or

•	transactions otherwise than on such exchanges or services or in the over-the-counter market.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. These transactions may be made at market prices and on terms prevailing at the time of sale, prices related to such prevailing market prices or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholder in connection with these sales.

     Immersion Corporation’s Common Stock is traded on the Nasdaq National Market under the symbol “IMMR”. On March 29, 2004, the last reported sales price for the common stock was $7.69 per share.

     INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

     The selling stockholder and any brokers executing selling orders on behalf of the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Commissions received by a broker executing selling orders may be deemed to be underwriting commissions under the Securities Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 26, 2004.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     Immersion is a registered trademark of Immersion Corporation. This prospectus contains product names, trade names and trademarks of Immersion and other organizations.

     The terms “Immersion,” “we,” “us,” “our,” and the “company,” as used in this prospectus, refer to Immersion Corporation and its consolidated subsidiaries.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements involve risks and uncertainties. Forward-looking statements are identified by words such as “anticipates”, “believes”, “expects”, “intends”, “may”, “will” and other similar expressions. However, these words are not the only way we identify forward-looking statements. In addition, any statements, which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including those listed under “Risk Factors” and elsewhere in this prospectus and those described in our other reports filed with the SEC. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements after the filing of this report. You are urged to review carefully and consider our various disclosures in this report and in our other reports filed with the SEC that attempt to advise you of the risks and factors that may affect our business.

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SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus and the documents incorporated by reference in this prospectus carefully before making an investment decision.

Immersion Corporation

     We are a leading provider of haptic technology that brings the sense of feel or touch to a wide variety of markets. We develop, manufacture, license and support a wide range of hardware and software technologies that let users interact with digital devices using their sense of touch. We focus on four application areas – consumer, computing and entertainment; industrial and automotive; three-dimensional and professional products; and medical simulation. We manage these application areas under two operating and reportable segments: 1) Immersion Computing, Entertainment and Industrial, and 2) Immersion Medical.

     In markets where our touch technology is a small piece of a larger system (such as cellular phones, consumer gaming peripherals and automotive interfaces), we license our technologies to third party manufacturers who integrate our technology into their products and resell it under their own brand names. In other markets, where our touch technology is a complete system (like medical simulation systems and three-dimensional and professional products), we manufacture and sell products under our own Immersion brand name, through direct sales, distributors and value added resellers. In all market areas, we also engage in development projects for third parties and government agencies from time to time.

     Our objective is to proliferate our TouchSense® technologies across markets, platforms and applications so that touch and feel become as common as color, graphics and sound in modern user interfaces. Immersion and its wholly owned subsidiaries hold more than 210 issued patents and more than 240 pending patent applications worldwide, covering various aspects of hardware and software technologies.

     We were incorporated in California in May 1993 and reincorporated in Delaware in November 1999. Our principal executive offices are located at 801 Fox Lane, San Jose, California 95131, our telephone number is (408) 467-1900 and our website is located at www.immersion.com. Information on our website is not a part of this prospectus.

Recent Developments

     On January 16, 2004, Sony Computer Entertainment, Inc. and Sony Computer Entertainment of America, Inc. (collectively, “Sony Computer Entertainment”) filed motions for summary judgment on grounds of invalidity of our claims and requested that it be dismissed as a party to our lawsuit against it. We also filed a motion for summary judgment seeking dismissal to Sony Computer Entertainment’s defenses that our asserted patents are unenforceable. On February 27, 2004, the court held a hearing on these motions. On March 2, 2004, the court issued a written ruling on the summary judgment motions. The court denied Sony Computer Entertainment’s motion for summary judgment of invalidity. The court granted all but one of our motions and dismissed several of Sony Computer Entertainment’s defenses.

The Offering

Common stock offered by the selling stockholder	6,542,552 shares, includes 2,686,897 shares issuable upon conversion of the Preferred Stock and dividends on the Preferred Stock and 3,855,655 shares issuable upon conversion of the Debentures and interest on the Debentures.

Common stock to be outstanding after this offering	Up to 27,442,203 shares, which includes 20,899,651 shares outstanding as of March 10, 2004.

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Nasdaq National Market symbol	IMMR

Risk Factors	See “Risk Factors” beginning on page 3 and other information in this prospectus for a discussion of factors you should consider carefully before investing in shares of our Common Stock.

     The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of March 10, 2004 and excludes shares of common stock reserved for issuance under our stock option plans, employee stock purchase plan and outstanding warrants and upon exercise of stock options and warrants assumed in connection with our acquisitions of HT Medical Systems, Inc. and Virtual Technologies, Inc.

RISK FACTORS

     An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus and in the documents incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of these risks occur, our business could be harmed, the trading price of our stock could decline and you may lose all or part of your investment.

WE HAD AN ACCUMULATED DEFICIT OF $93 MILLION AS OF DECEMBER 31, 2003, HAVE A HISTORY OF LOSSES, WILL EXPERIENCE LOSSES IN THE FUTURE AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     Since 1997, we have incurred losses in every fiscal quarter. We will need to generate significant revenue to achieve and maintain profitability. We anticipate that our expenses will increase in the foreseeable future as we:

•	protect and enforce our intellectual property, including the costs of our litigation against Sony Computer Entertainment;

•	continue to develop our technologies;

•	attempt to expand the market for touch-enabled products;

•	increase our sales efforts; and

•	pursue strategic relationships.

     If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, we may not achieve or maintain profitability.

OUR CURRENT LITIGATION AGAINST SONY COMPUTER ENTERTAINMENT IS EXPENSIVE, DISRUPTIVE AND TIME CONSUMING AND WILL CONTINUE TO BE, AND REGARDLESS OF WHETHER WE ARE ULTIMATELY SUCCESSFUL, COULD ADVERSELY AFFECT OUR BUSINESS.

     On February 11, 2002, we filed a complaint against Microsoft Corporation, Sony Computer Entertainment, Inc., and Sony Computer Entertainment of America, Inc. in the U.S. District Court for the Northern District Court of California alleging infringement of U.S. Patent Nos. 5,889,672 and 6,275,213. The case was assigned to United States District Judge Claudia Wilken. On April 4, 2002, Sony Computer Entertainment and Microsoft answered the complaint by denying the material allegations and alleging counterclaims seeking a judicial declaration that the asserted patents were invalid, unenforceable, or not infringed. Under the counterclaims, the defendants are also seeking damages for attorneys’ fees. The process of discovery and exchanging information and documents on infringement, invalidity, and damages, is ongoing. On October 8, 2002, we filed an amended complaint, withdrawing the claim under the ‘672 patent and adding claims under a new patent, U.S. Patent No. 6,424,333.

     On October 10, 2002, the Court entered an Amended Case Management Order that set, among other dates in the case, April 25, 2003 for a hearing to construe the claims of the asserted patents and April 5, 2004 for the start of trial. On October 28, 2002, Sony Computer Entertainment and Microsoft answered the amended complaint and alleged similar counterclaims for declaratory relief that the asserted patents are invalid, unenforceable, or not infringed. On March 21, 2003, Sony Computer Entertainment filed a motion for summary judgment of non-infringement. At Immersion’s request, the Court ordered this motion stricken, without prejudice to its being refiled at a later date after the Court rules on claim construction. On April 25, 2003, the Court held the scheduled claim construction hearing. On July 9, 2003, the Court issued an Order Modifying Case Management Order that reset certain scheduled dates in the case, including setting April 12, 2004 as the start of trial. On October 2, 2003, the Court issued its Claim Construction Order construing certain terms of the patents asserted in the lawsuit. On January 16, 2004, Sony Computer Entertainment moved for summary judgment on the grounds that all asserted claims are invalid. Immersion has opposed these motions. On February 27, 2004, the Court held a hearing on these motions. On March 2, 2004, the Court issued a written ruling on the summary judgment motions. The Court denied Sony’s motion for summary judgment of invalidity. The Court granted all but one of Immersion’s motions and dismissed several Sony defenses. On March 23, 2004 the court rescheduled the trial from April 12, 2004 to April 19, 2004.

     On July 28, 2003, we announced that we had settled our legal differences with Microsoft and we and Microsoft agreed to dismiss all claims and counterclaims relating to this matter as well as assume financial responsibility for our respective legal costs with respect to the lawsuit between Immersion and Microsoft. We continue to pursue our claims of infringement against Sony Computer Entertainment. In the event we settle our lawsuit with Sony Computer Entertainment, we will be obligated to pay certain sums to Microsoft. If Sony Computer Entertainment were successful in its counterclaims and our patents were deemed invalid and unenforceable, the assets relating to the patents that were deemed invalid would be impaired and we may be required to pay Sony Computer Entertainment’s attorneys fees. The case is scheduled to go to trial in April 2004.

     Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. We anticipate that the litigation will continue to be costly, and there can be no assurance that we will be able to recover the costs we incur in connection with the litigation. We expense litigation costs as incurred and only accrue for costs that have been incurred but not paid to the vendor as of the financial statement date. The litigation has diverted, and is likely to continue to divert, the efforts and attention of some of our key management and personnel. As a result, until such time as it is resolved, the litigation could adversely affect our business. Further, any unfavorable outcome could adversely affect our business.

THE MARKET FOR TOUCH-ENABLING TECHNOLOGIES AND TOUCH-ENABLED PRODUCTS IS AT AN EARLY STAGE AND IF MARKET DEMAND DOES NOT DEVELOP, WE MAY NOT ACHIEVE OR SUSTAIN REVENUE GROWTH.

     The market for our touch-enabling technologies, and our licensees’ touch-enabled products is at an early stage. If we and our licensees are unable to develop demand for touch-enabling technologies and touch-enabled products, we may not achieve or sustain revenue growth. We cannot accurately predict the growth of the markets for these technologies and products, the timing of product introductions or the timing of commercial acceptance of these products.

     Even if our touch-enabling technologies and our licensees’ touch-enabled products are ultimately widely adopted, widespread adoption may take a long time to occur. The timing and amount of royalties and product sales that we receive will depend on whether the products marketed achieve widespread adoption and, if so, how rapidly that adoption occurs. We expect that we will need to pursue extensive and expensive marketing and sales efforts to educate prospective licensees and end users about the uses and benefits of our technologies and to persuade software developers to create software that utilizes our technologies.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE VOLATILE, AND IF OUR FUTURE RESULTS ARE BELOW THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS OR INVESTORS, THE PRICE OF OUR COMMON STOCK IS LIKELY TO DECLINE.

     Our revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which could cause the price of our common stock to decline.

     These factors include:

•	the establishment or loss of licensing relationships;

•	the timing of payments under fixed and/or up-front license agreements;

•	the timing of our expenses, including costs related to litigation, acquisitions of technologies or businesses;

•	the timing of introductions of new products and product enhancements by us, our licensees or their competitors;

•	our ability to develop and improve our technologies;

•	our ability to attract, integrate and retain qualified personnel; and

•	seasonality in the demand for our licensees’ products.

     Accordingly, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance. In addition, because a high percentage of our operating expenses are fixed, a shortfall of revenues can cause significant variations in operating results from period to period.

IF WE ARE UNABLE TO ENTER INTO NEW LICENSING ARRANGEMENTS WITH OUR EXISTING LICENSEES AND WITH ADDITIONAL THIRD-PARTY MANUFACTURERS FOR OUR TOUCH-ENABLING TECHNOLOGY, OUR ROYALTY REVENUE MAY NOT GROW.

     Our revenue growth is significantly dependent on our ability to enter into new licensing arrangements. Our failure to enter into new licensing arrangements will cause our operating results to suffer. We face numerous risks in obtaining new licenses on terms consistent with our business objectives and in maintaining, expanding and supporting our relationships with our current licensees. These risks include:

•	the lengthy and expensive process of building a relationship with potential licensees;

•	the fact that we may compete with the internal design teams of existing and potential licensees;

•	difficulties in persuading consumer product manufacturers to work with us, to rely on us for critical technology and to disclose to us proprietary product development and other strategies;

•	if we are not successful in the litigation with Sony, not only might we have a difficult time signing up new gaming licensees, we also risk losing our existing licensees as well;

•	difficulties in convincing car companies to sign a license agreement with us when they will need to purchase components from one of their vendors who may or may not yet be able to meet the car companies’ stringent quality and parts availability standards;

•	difficulties in persuading existing and potential licensees to bear the development costs necessary to incorporate our technologies into their products; and

•	challenges in demonstrating the compelling value of our technologies in new applications like cell phones and automobiles.

     A majority of our current royalty revenue has been derived from the licensing of our portfolio of touch-enabling technologies for personal computer gaming peripherals, such as joysticks and steering wheels. The market for joysticks and steering wheels for use with personal computers is declining and is a substantially smaller market than either the dedicated gaming console market and is characterized by declining average selling prices. If we are unable to gain market acceptance beyond the personal computer gaming peripherals market, we may not achieve royalty revenue growth.

THE TERMS IN OUR AGREEMENTS MAY BE CONSTRUED BY OUR LICENSEES IN A MANNER THAT IS INCONSISTENT WITH THE RIGHTS THAT WE HAVE GRANTED TO OTHER LICENSEES, OR IN A MANNER THAT MAY REQUIRE US TO INCUR SUBSTANTIAL COSTS TO RESOLVE CONFLICTS OVER LICENSE TERMS.

     We have entered into, and will continue to enter into, agreements pursuant to which our licensees are granted rights under our technology and intellectual property. These rights may be granted in certain fields of use, or with respect to certain market sectors or product categories, and may include exclusive rights or sublicensing rights. The license terms and restrictions in our agreements, including but not limited to field of use definitions, market sector and product category definitions, and sublicensing and exclusivity terms, shall collectively be referred to as “License Provisions.”

     Due to the continuing evolution of market sectors, product categories and licensee business models, and to the compromises inherent in the drafting and negotiation of License Provisions, our licensees may, at some time during the term of their agreements with us, interpret License Provisions in their agreements in a way that is different to our interpretation of such License Provisions, or in a way that is in conflict with the rights that we have granted to other licensees. Such interpretations by our licensees may lead to (a) claims that we have granted rights to one licensee which are inconsistent with the rights that we have granted to another licensee, and/or (b) claims by one licensee against another licensee that may result in our incurring indemnification or other obligations or liabilities.

     In addition, after entering into an agreement it is possible that markets and/or products, or legal and/or regulatory environments, will evolve in a manner that was not foreseen or was not foreseeable at the time the agreement was entered into. As a consequence, in the agreement we may have granted rights that will preclude or restrict our exploitation of potentially lucrative new opportunities that arise after the execution of the agreement.

AUTOMOTIVE ROYALTIES COULD BE REDUCED IF BMW WERE TO ABANDON ITS IDRIVE SYSTEM.

     Our largest royalty stream from the auto industry is from BMW for its iDrive controller. Press reviews of this system have been largely negative and critical of the system’s complexity. While this negative press is not our fault, it may mean limited sales of BMW’s cars, and could ultimately lead to their abandoning the system, which could reduce or eliminate the related royalties.

BECAUSE WE HAVE A FIXED PAYMENT LICENSE WITH MICROSOFT, OUR ROYALTY REVENUE FROM LICENSING IN THE GAMING MARKET AND OTHER CONSUMER MARKETS MIGHT DECLINE IF MICROSOFT INCREASES ITS VOLUME OF SALES OF TOUCH-ENABLED GAMING PRODUCTS AND CONSUMER PRODUCTS AT THE EXPENSE OF OUR OTHER LICENSEES.

     Under the terms of our present agreement with Microsoft, Microsoft receives a royalty-free, perpetual, irrevocable license to Immersion’s worldwide portfolio of patents. This license permits Microsoft to make, use and sell hardware, software and services, excluding specified products, covered by Immersion’s patents. Immersion also granted to Microsoft a limited right, under Immersion’s patents relating to touch technology, to sublicense specified rights, excluding rights to excluded products and peripheral devices, to third party customers of Microsoft’s or Microsoft’s subsidiaries’ operating systems (other than Sony Corporation, Sony Computer Entertainment, Inc., Sony Computer Entertainment of America, Inc., and their subsidiaries). In exchange, for the grant of these rights and the rights included in a separate Sublicense Agreement, Microsoft paid Immersion a one-time payment of $20.0 million. We will not receive any further revenues or royalties from Microsoft under our current agreement with Microsoft. Microsoft has a significant share of the market for touch-enabled gaming computer peripherals and is pursuing other consumer markets such as cell phones and PDAs. Microsoft has significantly greater financial, sales and marketing resources, as well as greater name recognition and a larger customer base, than our other licensees. In the event that Microsoft increases its share of these markets, our royalty revenue from other licensees in these market segments might decline.

OUR RELATIONSHIP WITH MEDTRONIC, A LEADING MEDICAL DEVICE COMPANY, MAY INTERFERE WITH OUR ABILITY TO ENTER INTO DEVELOPMENT AND LICENSING RELATIONSHIPS WITH MEDTRONIC’S COMPETITORS.

     In February 2003, we entered into an agreement with Medtronic, a leading medical device company, in which Medtronic was granted a right of first negotiation. The right of first negotiation applies to any agreement, which we refer to as a “Proposed Agreement,” under which we would grant a third party rights to use specified Immersion intellectual property in specified fields of use. Under the terms of the right of first negotiation, we must notify Medtronic if we have received a written offer from a third party to enter into a Proposed Agreement, or if we are seeking to find a third party to enter into a Proposed Agreement. Medtronic has the exclusive right, for a period of forty days, to negotiate with us regarding the material terms of the Proposed Agreement. If during such forty-day period, Medtronic and Immersion fail to reach agreement in principle upon the material terms of the Proposed Agreement, then we will have twelve months after the expiration of such forty day period to enter into an agreement with the applicable third party, provided that the terms of such agreement are in the aggregate more favorable to Immersion than the offer presented by Medtronic or the terms under which we initially sought to find a third party to enter into the Proposed Agreement. The right of first negotiation ceases to apply to any Proposed Agreement for which Medtronic and Immersion reach agreement in principle upon the material terms during the applicable forty-day period, but thereafter do not execute a definitive agreement within 145 days after the expiration of such forty-day period. In addition, Medtronic’s right of first negotiation terminates upon the second anniversary of the completion of a development project to be undertaken by us for Medtronic. Although the right of first negotiation has not impeded our ability to interest other medical device companies in our technologies to date, this right of first negotiation or our relationship with Medtronic may impede, restrict or delay our ability to enter into development or license agreements with large medical device companies that compete with Medtronic. Any restriction in our ability to enter into development or license agreements with other medical device companies would adversely affect our revenues.

MEDTRONIC ACCOUNTS FOR A LARGE PORTION OF OUR REVENUES AND A REDUCTION IN SALES TO MEDTRONIC, A REDUCTION IN DEVELOPMENT WORK, OR A DECISION NOT TO RENEW EXISTING LICENSES BY MEDTRONIC MAY REDUCE OUR TOTAL REVENUE.

     For the years ended December 31, 2003, 2002 and 2001 we derived 18%, 10% and 9%, respectively, of our total revenue from Medtronic. If our royalty and license revenue or product sales to Medtronic decline, and/or Medtronic reduces the development activities we perform, then our total revenue may decline. In addition, under our recent agreements with Medtronic, monies advanced by Medtronic are subject to refund provisions under certain circumstances. These circumstances have not arisen to date, but we cannot predict whether these circumstances will arise in the future.

MAD CATZ ACCOUNTS FOR A SIGNIFICANT PORTION OF OUR REVENUE AND THE FAILURE OF MAD CATZ TO ACHIEVE SALES VOLUMES FOR ITS GAMING PRODUCTS THAT INCORPORATE OUR TOUCH-ENABLING TECHNOLOGIES MAY REDUCE OUR TOTAL REVENUE.

     Mad Catz accounts for a significant portion of our total revenue. For the year ended December 31, 2003 our revenue from Mad Catz increased as compared to 2002. For the years ended December 31, 2003, 2002 and 2001 we derived 7%, 6% and 2%, respectively of our total revenue from Mad Catz. We expect that a significant portion of our total revenue will continue to be derived from Mad Catz. If Mad Catz fails to achieve anticipated sales volumes for its computer peripheral products that incorporate our technologies, our total revenue may decline.

LOGITECH ACCOUNTS FOR A SIGNIFICANT PORTION OF OUR REVENUE AND THE FAILURE OF LOGITECH TO ACHIEVE SALES VOLUMES FOR ITS GAMING PERIPHERAL PRODUCTS THAT INCORPORATE OUR TOUCH-ENABLING TECHNOLOGIES MAY REDUCE OUR TOTAL REVENUE.

     Logitech has in the past and may in the future account for a significant portion of our revenue. For the year ended December 31, 2003 our revenue from Logitech declined from 2002. For the years ended December 31, 2003, 2002 and 2001 we derived from Logitech 5%, 8% and 14%, respectively of our total revenue. We expect that a significant portion of our total revenue will continue to be derived from Logitech. If Logitech fails to achieve anticipated sales volumes for its computer peripheral products that incorporate our technologies, our total revenue may decline.

WE MAY ELECT TO OR NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY RESULT IN SUBSTANTIAL DILUTION TO OUR STOCKHOLDERS.

     Should any unanticipated circumstances arise which significantly increase our cash or capital requirements we may elect to or need to raise additional capital in order to ensure a sufficient supply of cash for such events or future periods. Our plans to raise additional capital may include possible customer prepayments of certain royalty obligations in exchange for a royalty discount and/or other negotiated concessions, entering into new license agreements that require up-front license payments, and through debt or equity financing. We have taken measures to control our costs and will continue to monitor these efforts. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. Changes in equity markets over the past three years have adversely affected the ability of companies to raise equity financing and have adversely affected the markets for financing for companies with a history of losses such as ours. Additional financing may require us to issue additional shares of our common or preferred stock such that our existing stockholders may experience substantial dilution.

WE MAY BE UNABLE TO INCREASE SALES OF OUR MEDICAL SIMULATION DEVICES IF, AS A RESULT OF THE CURRENT ECONOMIC SLOWDOWN OR OTHER FACTORS, MEDICAL INSTITUTIONS DO NOT BUDGET FOR SUCH DEVICES.

     Our medical simulation products, such as our AccuTouch Endoscopy Simulator, the AccuTouch Endovascular Simulator and our Laparoscopic Surgical Workstation™, have only recently begun to be used by hospitals and medical schools to train healthcare professionals. As a result, many of these medical institutions do not budget for such simulation devices. To increase sales of our simulation devices, we must, in addition to convincing medical institution personnel of the utility of the devices, persuade them to include a significant expenditure for the devices in their budgets. If these medical institutions are unwilling to budget for simulation devices or reduce their budgets as a result of the economic slowdown, cost-containment pressures or other factors, we may not be able to increase sales of medical simulators at a satisfactory rate. As a result of the terrorist attacks against the United States on September 11, 2001 and the continuing threat of terrorist acts, hospitals may have assigned priority in their capital expenditure budgets to equipment that will enable them to respond more effectively to catastrophic emergencies, and federal, state and local governments may have delayed certain funding for medical and educational institutions, in which case purchases of medical simulators may have been deferred. If we are unable to increase sales of our medical simulation products, our results of operations and financial condition may be adversely affected. We believe that medical device companies may also decrease their expenditures in corporate research and development budgets and this may adversely affect our contract and development revenue generated by the medical segment.

WE DO NOT CONTROL OR INFLUENCE OUR LICENSEES’ MANUFACTURING, PROMOTION, DISTRIBUTION OR PRICING OF THEIR PRODUCTS INCORPORATING OUR TOUCH-ENABLING TECHNOLOGIES, UPON WHICH WE ARE DEPENDENT TO GENERATE ROYALTY REVENUE.

     A key part of our business strategy is to license our intellectual property to companies that manufacture and sell products incorporating our touch-enabling technologies. Sales of those products generate royalty and license revenue for us. For the years ended December 31, 2003, 2002 and 2001, 30%, 26% and 28% of our total revenues were royalty and license revenues. However, we do not control or influence the manufacture, quality control, promotion, distribution or pricing of products that are manufactured and sold by our licensees. In addition, we generally do not have commitments from our licensees that they will continue to use our technology in future products. As a result, products incorporating our technologies may not be brought to market, meet quality control standards, achieve commercial acceptance or generate meaningful royalty revenue for us. For us to generate royalty revenue, licensees that pay us per-unit royalties must manufacture and distribute products incorporating our touch-enabling technologies in a timely fashion and generate consumer demand through marketing and other promotional activities. Products incorporating our touch-enabling technologies are generally difficult to design and manufacture which may cause product introduction delays or quality control problems. If our licensees fail to stimulate and capitalize upon market demand for products that generate royalties for us, or if products are recalled because of quality control problems, our revenues will not grow and could decline.

     Peak demand for products that incorporate our technologies, especially in the computer gaming peripherals market, typically occurs in the third and fourth calendar quarters as a result of increased demand during the year-end holiday season. If our licensees do not ship products incorporating our touch-enabling technology in a timely fashion or fail to achieve strong sales in the fourth quarter of the calendar year, we may not receive related royalty and license revenue.

REDUCED SPENDING BY CORPORATE RESEARCH AND DEVELOPMENT DEPARTMENTS MAY ADVERSELY AFFECT SALES OF OUR THREE-DIMENSIONAL AND PROFESSIONAL PRODUCTS.

     We believe that the current economic downturn has led to a reduction in corporations’ budgets for research and development in several sectors, including the automotive and aerospace sectors, which use our three-dimensional and professional products. Sales of our three-dimensional and professional products, including our CyberGlove line of whole-hand sensing gloves and our MicroScribe G2 line of three-dimensional digitizers may be adversely affected by these cuts in corporate research and development budgets.

WE HAVE LIMITED DISTRIBUTION CHANNELS AND RESOURCES TO MARKET AND SELL OUR MEDICAL SIMULATION AND THREE-DIMENSIONAL SIMULATION PRODUCTS, AND IF WE ARE UNSUCCESSFUL IN MARKETING AND SELLING THESE PRODUCTS WE MAY NOT ACHIEVE OR SUSTAIN PRODUCT REVENUE GROWTH.

     We have limited resources for marketing and selling medical simulation or three-dimensional simulation products either directly or through distributors. To achieve our business objectives we must build a balanced mixture of sales through a direct sales channel and through qualified distribution channels. The success of our efforts to sell medical simulation and three-dimensional simulation products will depend upon our ability to retain and develop a qualified sales force and effective distributor channels. We may not be successful in attracting and retaining the personnel necessary to sell and market our simulation products. A number of our distributors represent small-specialized companies that may not have sufficient capital or human resources to support the complexities of selling and supporting simulation products. There is no assurance that our direct selling efforts will be effective, distributors will market our products successfully or, if our relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all. Any disruption in the distribution, sales or marketing network for our simulation products could have a material adverse effect on our product revenues.

LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS COULD BE EXPENSIVE, DISRUPTIVE, AND TIME CONSUMING; COULD RESULT IN THE IMPAIRMENT OR LOSS OF PORTIONS OF OUR INTELLECTUAL PROPERTY; AND COULD ADVERSELY AFFECT OUR BUSINESS.

     Intellectual property litigation, whether brought by us or by others against us, could result in the expenditure of significant financial resources and the diversion of management’s time and efforts. From time to time, we initiate claims against third parties that we believe infringe our intellectual property rights. We intend to enforce our intellectual property rights vigorously and may initiate litigation against parties that we believe are infringing our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. In addition, any litigation in which we are accused of infringement may cause product shipment delays, require us to develop non-infringing technology or require us to enter into royalty or license agreements even before the issue of infringement has been decided on the merits. If any litigation were not resolved in our favor, we could become subject to substantial damage claims from third parties and indemnification claims from our licensees. We and our licensees could be enjoined from the continued use of the technology at issue without a royalty or license agreement. Royalty or license agreements, if required, might not be available on acceptable terms, or at all. If a third party claiming infringement against us prevailed and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our expenses would increase and our revenues could decrease.

     We attempt to avoid infringing known proprietary rights of third parties. However, third parties may hold, or may in the future be issued, patents that could be infringed by our products or technologies. Any of these third parties might make a claim of infringement against us with respect to the products that we manufacture and the technologies that we license. From time to time, we have received letters from companies, several of which have significantly greater financial resources than we do, asserting that some of our technologies, or those of our licensees, infringe their intellectual property rights. Certain of our licensees have received similar letters from these or other companies. Such letters may influence our licensees’ decisions whether to ship products incorporating our technologies. Although none of these matters has resulted in litigation to date, any of these notices, or additional notices that we could receive in the future from these or other companies, could lead to litigation.

     We have acquired patents from third parties and also license some technologies from third parties. We must rely upon the owners of the patents or the technologies for information on the origin and ownership of the acquired or licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the origin and ownership of acquired or licensed technology and indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification may not provide adequate compensation for breach of the representations. Intellectual property claims against our licensees, or us whether or not they have merit, could be time-consuming to defend, cause product shipment delays, require us to pay damages, harm existing license arrangements, or require us or our licensees to cease utilizing the technology unless we can enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to us or at all. Furthermore, claims could also result in claims from our licensees under the indemnification provisions of their agreements with us.

IF WE FAIL TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, OUR ABILITY TO LICENSE OUR TECHNOLOGIES AND TO GENERATE REVENUES WOULD BE IMPAIRED.

     Our business depends on generating revenues by licensing our intellectual property rights and by selling products that incorporate our technologies. If we are not able to protect and enforce those rights, our ability to obtain future licenses or maintain current licenses and royalty revenue could be impaired. In addition, if a court were to limit the scope of, declare unenforceable or invalidate any of our patents, current licensees may refuse to make royalty payments or may themselves choose to challenge one or more of our patents. Also it is possible that:

•	our pending patent applications may not result in the issuance of patents;

•	our patents may not be broad enough to protect our proprietary rights; and

•	effective patent protection may not be available in every country in which our licensees do business.

     We also rely on licenses, confidentiality agreements and copyright, trademark and trade secret laws to establish and protect our proprietary rights. It is possible that:

•	laws and contractual restrictions may not be sufficient to prevent misappropriation of our technologies or deter others from developing similar technologies; and

•	policing unauthorized use of our products and trademarks would be difficult, expensive and time-consuming, particularly overseas.

PRODUCT LIABILITY CLAIMS COULD BE TIME-CONSUMING AND COSTLY TO DEFEND, AND COULD EXPOSE US TO LOSS.

     Claims that our products or our licensees’ products have flaws or other defects that lead to personal or other injury are common in the computer peripherals industry and medical fields. If products that we or our licensees sell cause personal injury, financial loss or other injury to our or our licensees’ customers, the customers or our licensees may seek damages or other recovery from us. Any claims against us would be time-consuming, expensive to defend and distracting to management and could result in damages and injure our reputation or the reputation of our licensees or their products. This damage could limit the market for our and our licensees’ products and harm our results of operations.

     In the past, manufacturers of peripheral products including certain gaming products such as joysticks, wheels or gamepads, have been subject to claims alleging that use of their products has caused or contributed to various types of repetitive stress injuries, including carpal tunnel syndrome. We have not experienced any product liability claims to date. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could limit or invalidate the provisions.

THE HIGHER COST OF PRODUCTS INCORPORATING OUR TOUCH-ENABLING TECHNOLOGIES MAY INHIBIT OR PREVENT THE WIDESPREAD ADOPTION AND SALE OF PRODUCTS INCORPORATING OUR TECHNOLOGIES.

     Personal computer gaming peripherals and automotive and industrial controls incorporating our touch-enabling technologies are more expensive than similar competitive products that are not touch-enabled. Although major manufacturers, such as Logitech, Microsoft, ALPS Electric Co., Ltd., Samsung and BMW, have licensed our technology, the greater expense of products containing our touch-enabling technologies as compared to non-touch-enabled products may be a significant barrier to the widespread adoption and sale of touch-enabled products.

COMPETITION BETWEEN OUR PRODUCTS AND OUR LICENSEES’ PRODUCTS MAY REDUCE OUR REVENUE.

     Rapid technological change, short product life cycles, cyclical market patterns, declining average selling prices and increasing foreign and domestic competition characterize the markets in which we and our licensees compete. We believe that competition in these markets will continue to be intense, and that competitive pressures will drive the price of our products and our licensees’ products downward. These price reductions, if not offset by increases in unit sales or productivity, will cause our revenues to decline.

     We face competition from unlicensed products as well. Our licensees or other third parties may seek to develop products using our intellectual property or alternative designs to our intellectual property, which they believe do not require a license under our intellectual property. These potential competitors may have significantly greater financial, technical and marketing resources than we do, and the costs associated with asserting our intellectual property rights against such products and such potential competitors could be significant. Moreover, if such alternative designs were determined by a court not to require a license under our intellectual property rights, competition from such unlicensed products could limit or reduce our revenues.

COMPETITION FROM NEW COMPETITORS IN THE MEDICAL MARKET MAY REDUCE OUR REVENUE.

     If the medical simulation market develops as we anticipate, we will probably have a greater number of competitors and may have competition in product lines where we have previously enjoyed sole supplier status. Increased competition may result in the reduction of our market share and/or cause us to reduce our selling prices which may result in a decline in our revenue.

IF WE ARE UNABLE TO CONTINUALLY IMPROVE, AND REDUCE THE COST OF, OUR TECHNOLOGIES, COMPANIES MAY NOT INCORPORATE OUR TECHNOLOGIES INTO THEIR PRODUCTS, WHICH COULD IMPAIR OUR REVENUE GROWTH.

     Our ability to achieve revenue growth depends on our continuing ability to improve, and reduce the cost of, our technologies and to introduce these technologies to the marketplace in a timely manner. If our development efforts are not successful or are significantly delayed, companies may not incorporate our technologies into their products and our revenue growth may be impaired.

IF WE FAIL TO DEVELOP NEW OR ENHANCED TECHNOLOGIES FOR NEW APPLICATIONS AND PLATFORMS, WE MAY NOT BE ABLE TO CREATE A MARKET FOR OUR TECHNOLOGIES OR OUR TECHNOLOGIES MAY BECOME OBSOLETE AND OUR ABILITY TO GROW AND OUR RESULTS OF OPERATIONS MIGHT BE HARMED.

     Our initiatives to develop new and enhanced technologies and to commercialize these technologies for new applications and new platforms may not be successful. Any new or enhanced technologies may not be favorably received by consumers and could damage our reputation or our brand. Expanding our technology could also require significant additional expenses and strain our management, financial and operational resources. Moreover, technology products generally have relatively short product life cycles and our current products may become obsolete in the future. Our ability to generate revenues will be harmed if:

•	we fail to develop new technologies;

•	the technologies we develop infringe on existing non-Immersion patents;

•	our new technologies fail to gain market acceptance; or

•	our current products become obsolete.

WE DEPEND ON A SINGLE SUPPLIER TO PRODUCE SOME OF OUR MEDICAL SIMULATORS AND MAY LOSE CUSTOMERS IF THIS SUPPLIER DOES NOT MEET OUR REQUIREMENTS.

     We have one supplier for some of our custom medical simulators. Any disruption in the manufacturing process from our sole supplier could adversely affect our ability to deliver our products, ensure quality workmanship and could result in a reduction of our product sales. Additionally, the single supplier could increase prices and thereby erode our margins before we are able to find an alternative source.

MEDICAL LICENSING AND CERTIFICATION AUTHORITIES MAY NOT ENDORSE OR REQUIRE USE OF OUR TECHNOLOGIES FOR TRAINING PURPOSES, SIGNIFICANTLY SLOWING OR INHIBITING THE MARKET PENETRATION OF OUR MEDICAL SIMULATION TECHNOLOGIES.

     Several key medical certification bodies, including the American Board of Internal Medicine, or ABIM, and the American College of Cardiology, or ACC, have great influence in endorsing particular medical methodologies, including medical training methodologies, for use by medical professionals. In the event that the ABIM and the ACC, as well as other, similar bodies, do not endorse our medical simulation training products as a training vehicle, market penetration for our products could be significantly and adversely affected.

AUTOMOBILES INCORPORATING OUR TOUCH-ENABLING TECHNOLOGIES ARE SUBJECT TO LENGTHY PRODUCT DEVELOPMENT PERIODS, MAKING IT DIFFICULT TO PREDICT WHEN AND WHETHER WE WILL RECEIVE PER UNIT AUTOMOTIVE ROYALTIES.

     The product development process for automobiles is very lengthy, sometimes longer than four years. We do not earn per unit royalty revenue on our automotive technologies unless, and until, automobiles featuring our technologies are shipped to customers, which may not occur until several years after we enter into an agreement with an automobile manufacturer. Throughout the product development process, we face the risk that an automobile manufacturer or supplier may delay the incorporation of, or choose not to incorporate, our technologies into its automobiles, making it difficult for us to predict the per unit automotive royalties we may receive, if any. After the product launches, our royalties still depend on market acceptance of the vehicle, which is likely to be determined by many factors beyond our control.

WE MIGHT BE UNABLE TO RETAIN OR RECRUIT NECESSARY PERSONNEL, WHICH COULD SLOW THE DEVELOPMENT AND DEPLOYMENT OF OUR TECHNOLOGIES.

     Our ability to develop and deploy our technologies and to sustain our revenue growth depends upon the continued service of our management and other key personnel, many of whom would be difficult to replace. Management and other key employees may voluntarily terminate their employment with us at any time upon short notice. The loss of management or key personnel could delay product development cycles or otherwise harm our business.

     We believe that our future success will also depend largely on our ability to attract, integrate and retain sales, support, marketing and research and development personnel. Competition for such personnel is intense, and we may not be successful in attracting, integrating and retaining such personnel. Given the protracted nature of if, how and when we collect royalties on new design contracts, it may be difficult to craft compensation plans that will attract and retain the level of salesmanship needed to secure these contracts. Some of our executive officers and key employees hold stock options with exercise prices considerably above the current market price of our common stock. Each of these factors may impair our ability to retain the services of our executive officers and key employees. Our technologies are complex and we rely upon the continued service of our existing engineering personnel to support licensees, enhance existing technology and develop new technologies.

OUR MAJOR STOCKHOLDERS RETAIN SIGNIFICANT CONTROL OVER US, WHICH MAY LEAD TO CONFLICTS WITH OTHER STOCKHOLDERS OVER CORPORATE GOVERNANCE MATTERS AND COULD ALSO AFFECT THE VOLATILITY OF OUR STOCK PRICE.

     We have, and had in the past, and may have in the future, stockholders who retain greater than 10%, or in some cases greater than 20%, of our outstanding stock. Acting together, these stockholders would be able to exercise significant influence over matters that our stockholders vote upon, including the election of directors and mergers or other business combinations, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us. Further, if any individuals in this group elect to sell a significant portion or all of their holdings of our common stock, the trading price of our common stock could experience volatility.

BECAUSE PERSONAL COMPUTER PERIPHERAL PRODUCTS THAT INCORPORATE OUR TOUCH-ENABLING TECHNOLOGIES CURRENTLY MUST WORK WITH MICROSOFT’S OPERATING SYSTEM SOFTWARE, OUR COSTS COULD INCREASE AND OUR REVENUES COULD DECLINE IF MICROSOFT MODIFIES ITS OPERATING SYSTEM SOFTWARE.

     Our hardware and software technology for personal computer peripheral products that incorporate our touch-enabling technologies is currently compatible with Microsoft’s Windows 98, Windows 2000, Windows Me and Windows XP operating systems software, including DirectX, Microsoft’s entertainment applications programming interface. If Microsoft modifies its operating system, including DirectX, we may need to modify our technologies and this could cause delays in the release of products by our licensees. If Microsoft modifies its software products in ways that limit the use of our other licensees’ products, our costs could increase and our revenues could decline.

LEGISLATIVE ACTIONS, HIGHER INSURANCE COST AND POTENTIAL NEW ACCOUNTING PRONOUNCEMENTS ARE LIKELY TO IMPACT OUR FUTURE FINANCIAL POSITION AND RESULTS OF OPERATIONS.

     There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory rulings which will have an impact on our future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other legal changes as well as proposed legislative initiatives following the Enron bankruptcy are likely to increase general and administrative costs. In addition, insurers are likely to increase premiums as a result of high claims rates over the past year, which we expect will increase our premiums for our various insurance policies. Further, proposed initiatives are expected to result in changes in certain accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

IF OUR FACILITIES WERE TO EXPERIENCE CATASTROPHIC LOSS, OUR OPERATIONS WOULD BE SERIOUSLY HARMED.

     Our facilities could be subject to a catastrophic loss such as fire, flood, earthquake, power outage or terrorist activity. California has experienced problems with its power supply in recent years. As a result, we have experienced utility cost increases and may experience unexpected interruptions in our power supply that could have a material adverse effect on our sales, results of operations and financial condition. In addition, a substantial portion of our research and development activities, manufacturing, our corporate headquarters and other critical business operations are located near major earthquake faults in San Jose, California, an area with a history of seismic events. Any such loss at our facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair and replace the facility. While we believe that we maintain insurance sufficient to cover most long-term potential losses at our facilities, our existing insurance may not be adequate for all possible losses.

WE HAVE EXPERIENCED SIGNIFICANT CHANGE IN OUR BUSINESS, AND OUR FAILURE TO MANAGE THE COMPLEXITIES ASSOCIATED WITH THE CHANGING ECONOMIC ENVIRONMENT AND TECHNOLOGY LANDSCAPE COULD HARM OUR BUSINESS.

     Any future periods of rapid change may place significant strains on our managerial, financial, engineering and other resources. Further economic weakness, in combination with our complex technologies, may demand an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs as well as the needs of our licensees.

WE MAY ENGAGE IN ACQUISITIONS THAT COULD DILUTE STOCKHOLDERS’ INTERESTS, DIVERT MANAGEMENT ATTENTION OR CAUSE INTEGRATION PROBLEMS.

     As part of our business strategy, we have in the past acquired, and may in the future acquire, businesses or intellectual property that we feel could complement our business, enhance our technical capabilities or increase our intellectual property portfolio. If we consummate acquisitions through cash and/or an exchange of our securities, our stockholders could suffer significant dilution. Acquisitions could also create risks for us, including:

•	unanticipated costs associated with the acquisitions;

•	use of substantial portions of our available cash to consummate the acquisitions;

•	diversion of management’s attention from other business concerns;

•	difficulties in assimilation of acquired personnel or operations; and

•	potential intellectual property infringement claims related to newly acquired product lines.

     Any acquisitions, even if successfully completed, might not generate significant additional revenue or provide any benefit to our business.

OUR CURRENT CLASS ACTION LAWSUIT COULD BE EXPENSIVE, DISRUPTIVE AND TIME CONSUMING TO DEFEND AGAINST, AND IF WE ARE NOT SUCCESSFUL, COULD ADVERSELY AFFECT OUR BUSINESS.

In re Immersion Corporation

     We are involved in legal proceedings relating to a class action lawsuit filed on November 9, 2001. In re Immersion Corporation Initial Public Offering Securities Litigation, No. Civ. 01-9975 (S.D.N.Y.), related to In re Initial Public Offering Securities Litigation, No. 21 MC 92 (S.D.N.Y.). The named defendants are the Company and three of its current or former officers or directors (the “Immersion Defendants”), and certain underwriters of the Company’s November 12, 1999 initial public offering (“IPO”). Subsequently, two of the individual defendants stipulated to a dismissal without prejudice.

     The operative amended complaint is brought on purported behalf of all persons who purchased the common stock of the Company from the date of the IPO through December 6, 2000. It alleges liability under Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, on the grounds that the registration statement for the IPO did not disclose that: (1) the underwriters agreed to allow certain customers to purchase shares in the IPO in exchange for excess commissions to be paid to the underwriters; and (2) the underwriters arranged for certain customers to purchase additional shares in the aftermarket at predetermined prices. The complaint also appears to allege that false or misleading analyst reports were issued. The complaint does not claim any specific amount of damages.

     Similar allegations were made in other lawsuits challenging over 300 other initial public offerings and follow-on offerings conducted in 1999 and 2000. The cases were consolidated for pretrial purposes. On February 19,

2003, the Court ruled on all defendants’ motions to dismiss. The motion was denied as to claims under the Securities Act of 1933 in the case involving the Company, as well as in all other cases (except for 10 cases). The motion was denied as to the claim under Section 10(b) as to the Company, on the basis that the complaint alleged that the Company had made acquisition(s) following the IPO. The motion was granted as to the claim under Section 10(b), but denied as to the claim under Section 20(a), as to the remaining individual defendant.

     We have decided to accept a settlement proposal presented to all issuer defendants. In this settlement, plaintiffs will dismiss and release all claims against the Immersion Defendants, in exchange for a contingent payment by the insurance companies collectively responsible for insuring the issuers in all of the IPO cases, and for the assignment or surrender of certain claims we may have against the underwriters. The Immersion Defendants will not be required to make any cash payments in the settlement, unless the pro rata amount paid by the insurers in the settlement exceeds the amount of the insurance coverage, a circumstance which we believe is remote. The settlement will require approval of the Court, which cannot be assured, after class members are given the opportunity to object to the settlement or opt out of the settlement.

IF WE FAIL TO COMPLY WITH NASDAQ’S MAINTENANCE CRITERIA FOR CONTINUED LISTING ON THE NASDAQ NATIONAL MARKET, OUR COMMON STOCK COULD BE DELISTED.

     To maintain the listing of our common stock on the Nasdaq National Market, we are required to comply with one of two sets of maintenance criteria for continued listing. Under the first set of criteria, among other things, we must maintain stockholders’ equity of at least $10 million, the market value of our “publicly held” common stock (excluding shares held by our affiliates) must be at least $5 million, and the minimum bid price for our common stock must be at least $1.00 per share. Under the second set of criteria, among other things, the market value of our common stock must be at least $50 million or we must have both $50 million in assets and $50 million in revenues, the market value of our “publicly held” shares must be at least $15 million, and the minimum bid price for our common stock must be at least $1.00 per share. As of December 31, 2003, our most recent balance sheet date, we had a deficit in stockholders’ equity, and therefore would not have been in compliance with the first set of listing criteria as of that date. Although we were in compliance with the second set of criteria, should the price of our common stock decline to the point where the aggregate value of our outstanding common stock falls below $50 million, the value of our “publicly held” shares falls below $15 million, or the bid price of our common stock falls below $1.00 per share, our shares could be delisted from the Nasdaq National Market. If we are unable to comply with the applicable criteria and our common stock is delisted from the Nasdaq National Market, it would likely be more difficult to effect trades and to determine the market price of our common stock. In addition, delisting of our common stock could materially affect the market price and liquidity of our common stock and our future ability to raise necessary capital.

OUR STOCK PRICE MAY FLUCTUATE REGARDLESS OF OUR PERFORMANCE.

     The stock market has experienced extreme volatility that often has been unrelated or disproportionate to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance. The market price of our common stock has been, and in the future could be, significantly affected by factors such as: actual or anticipated fluctuations in operating results; announcements of technical innovations; announcements regarding litigation in which we are involved; new products or new contracts; sales or the perception in the market of possible sales of large number of shares of Immersion common stock by insiders or others including Microsoft; changes in securities analysts’ recommendations; changing circumstances regarding competitors or their customers; governmental regulatory action; developments with respect to patents or proprietary rights; inclusion in or exclusion from various stock indices; and general market conditions. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been initiated against that company, such as the suit currently filed against us.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL, WHICH COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. In addition, certain provisions of Delaware law may discourage, delay or prevent someone from acquiring or merging with us. These provisions could limit the price that investors might be willing to pay in the future for shares.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling stockholder of the common stock offered hereby. The selling stockholder will receive all of the proceeds.

DIVIDEND POLICY

     We have never paid cash dividends on our common stock. Except for the 7% accrual of dividends on our Series A Redeemable Convertible Preferred Stock which are payable semi-annually in, at our option cash or additional shares of Series A Redeemable Convertible Preferred Stock, we currently intend to retain earnings for use in our business and do not anticipate paying any cash dividend on our common stock in the foreseeable future. Any future declaration and payment of dividends on our common stock will be subject to the discretion of our board of directors, will be subject to applicable law and will depend on our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

     The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation for more detailed information.

Common Stock

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to the Series A Redeemable Convertible Preferred Stock and any other outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of Immersion, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of the Series A Redeemable Convertible Preferred Stock and any other outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights.

Preferred Stock

     Our Series A Redeemable Convertible Preferred Stock accrues dividends at a rate of 7% per year which are payable semi-annually. At our option, we may pay such dividends in cash or additional shares of Series A Redeemable Convertible Preferred Stock. In the event of a liquidation, dissolution or winding up of Immersion, the holder of Series A Redeemable Convertible Preferred Stock is entitled to receive up to two and one-half times the original purchase price of the Series A Redeemable Convertible Preferred Stock, except that the holder of the Series A Redeemable Convertible Preferred Stock is entitled to three and one-eighths times the original purchase price of the Series A Redeemable Convertible Preferred Stock under specified circumstances. The Series A Redeemable Convertible Preferred Stock is convertible at the holder’s option at any time based upon a 1:1 conversion ratio. In the event of the issuance of any equity securities, equity linked securities or securities convertible into equity securities of the Company, at a price less than the sum of the original purchase price of the Series A Redeemable Convertible Preferred Stock plus any accrued dividends that remain unpaid, we will pay the holder of the Series A Redeemable Convertible Preferred Stock fifty percent of the original purchase price plus any accrued but unpaid cash dividends for each outstanding share of Series A Redeemable Convertible Preferred Stock. We may redeem the Series A Redeemable Convertible Preferred Stock at any time our Common Stock has traded at or above a value equal to two and one-half times the original purchase price plus any accrued but unpaid dividends for a period of 30 successive trading days, subject to certain exceptions, for a redemption price of 125% of the sum of the original purchase price of the Series A Redeemable Convertible Preferred Stock plus accrued but unpaid dividends. On March 12, 2004, we satisfied the closing price and trading day requirements and therefore we have the ability to redeem the Series A Redeemable Convertible Preferred Stock. The holder of the Series A Redeemable Convertible Preferred Stock may cause us to redeem the Series A Redeemable Convertible Preferred Stock, at any time after three years from the original purchase date, for cash equal to two times the original purchase price plus accrued but unpaid dividends.

     The holder of our Series A Redeemable Convertible Preferred Stock is entitled to one vote for each share held of record on all matters submitted to a vote of stockholders on an as converted basis. Following certain dilutive issuances as described above which would result in a payment to the holder of the Series A Redeemable Convertible Preferred Stock of an amount equal to fifty percent of the original purchase price plus any accrued but unpaid cash dividends for each outstanding share of Series A Redeemable Convertible Preferred Stock, the voting power of each share of Series A Redeemable Preferred Stock may be reduced as described in the certificate of designations.

     In addition to our Series A Redeemable Convertible Preferred Stock, up to 2,814,208 shares of our preferred stock remain undesignated and are authorized for issuance. Our Board of Directors has the authority, without further action by our stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the Common Stock with terms calculated to delay or prevent a change in control of Immersion or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our Common Stock.

Registration Rights

     Under our agreements with Microsoft, we agreed to file, at our expense, with the Commission a shelf registration statement on Form S-3 covering the resale of shares of Immersion common stock issued to Microsoft upon conversion of the Series A Redeemable Convertible Preferred Stock and the Common Stock issuable upon the conversion of any debentures issued to Microsoft. There is a monthly penalty (equal to $45,000) for the failure to file or update this registration statement on Form S-3, failure to deliver our response letter to the Commission within 15 days of receipt, obtain the effectiveness of the registration statement within 180 days after filing, to fail to maintain the effectiveness of the registration statement, or for the suspension of trading under the registration statement on Form S-3 for more than 90 days in any six-month period. As we did not obtain the effectiveness of the registration statement by March 6, 2004, we have not satisfied our obligation to do so within 180 days after filing. On March 18, 2004, Microsoft waived its right to receive penalties for this failure to timely register its shares, as well as its right to receive dividends that would otherwise accrue after the registration statement becomes effective. In exchange, we agreed that Microsoft shall have the right to convert its shares of Series A Redeemable Convertible Preferred Stock into Common Stock in advance of any decision by us to redeem such shares of Series A Redeemable Convertible Preferred Stock. We also agreed to continue to work diligently towards obtaining the effectiveness of the registration statement. Other terms of our agreement with respect to the registration of the shares are set forth under the caption “Plan of Distribution” below.

Antitakeover Provisions

     Delaware Law

     Immersion is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

     Certificate of Incorporation and Bylaw Provisions

     Our Certificate of Incorporation provides that the Board of Directors will be divided into three classes of directors serving staggered three-year terms. Each class of directors need not be of equal number, with the size to be fixed exclusively by the Board. As a result, only one of the three classes of the Board will be elected each year. The directors are removable only for cause upon the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, voting together as a single class. The Board has the exclusive right to set the authorized number of directors and to fill vacancies on the Board. Our Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of Immersion must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of Immersion may be called only by the Board or the holders of not less than ten percent of the shares entitled to vote at such a meeting. Advance notice is required for stockholder proposals or director nominations by stockholders.

     In addition, pursuant to our Certificate of Incorporation, the Board has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the company, thereby delaying, deferring or preventing a change in control of the company. Furthermore, such preferred stock may have other rights, including economic rights, senior to the common stock, and as a result, the issuance of such preferred stock could have a material adverse effect on the market price of the common stock.

     These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market price of the common stock. Such provisions also may inhibit fluctuations in the market price of the common stock that could result from takeover attempts.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Boston Equiserve.

SELLING STOCKHOLDER

     The shares of common stock offered hereby were issued by us in a private placement in connection with a series of agreements with the selling stockholder including licenses, issuance of equity and a settlement of ongoing litigation between Immersion and the selling stockholder. The selling stockholder may, from time to time, offer and sell pursuant to this prospectus any or all of the common stock offered hereby.

     The following table sets forth the number of shares owned by the selling stockholder as of March 26, 2004. No estimate can be given as to the amount of shares that will be held by the selling stockholder after completion of this offering because the selling stockholder may offer all, some or none of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholder named below.

Number of Shares of
Common Stock
	Outstanding and	Issuable Upon
Selling	Beneficially	Conversion of	Offered	Owned After
Stockholder	Owned(1)	Debentures(2)	Hereby(3)	the Offering(4)
Microsoft Corporation	2,686,897	3,855,655	6,542,552	0

(1)	Represents shares issuable upon conversion of the Series A Redeemable Convertible Preferred Stock previously issued to the selling stockholder plus three years of dividends that we may elect to pay in lieu of cash to the selling stockholder in the form of additional shares of Series A Redeemable Convertible Preferred Stock.

(2)	Represents shares issuable upon conversion of the maximum amount of Debentures that may be issued to the selling stockholder plus three years of interest payments that we may elect to pay in lieu of cash to the selling stockholder in the form of additional Debentures convertible into Common Stock.

(3)	This registration statement shall also cover any additional shares of Immersion Common Stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of Immersion Common Stock.

(4)	Assumes sale, transfer or other disposition of all Common Stock issuable upon conversion of the Series A Redeemable Convertible Preferred Stock and the Debentures.

PLAN OF DISTRIBUTION

Selling Stockholder

     The selling stockholder may transfer, pledge, donate or assign the Common Stock to lenders or others and each of such persons and their transferees and successors in interest will be deemed to be a “selling stockholder” for purposes of this prospectus. The number of Common Stock beneficially owned by a selling stockholder who transfers, pledges, donates or assigns Common Stock will decrease as and when they take such actions. The plan of distribution for Common Stock sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling stockholder hereunder.

Method of Sale

     The Common Stock may be sold pursuant to this prospectus by the selling stockholder in any of the following ways:

     The Common Stock may be sold through underwriters in one or more underwritten offerings on a firm commitment or best efforts basis.

     The Common Stock may be sold through a broker or brokers. Transactions through broker-dealers may include block trades in which brokers or dealers will attempt to sell the Common Stock as agent but may position and resell the block as principal to facilitate the transaction. The Common Stock may be sold through dealers or agents or to dealers acting as market makers.

     The Common Stock may be sold on any exchange on which the securities are listed.

     The Common Stock may be sold in private sales directly to purchasers.

     A selling stockholder may enter into hedging transactions with counterparties (including broker-dealers), and the counterparties may engage in short sales of the Common Stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with distribution of the Common Stock by such counterparties. In addition, the selling stockholder may sell short the Common Stock, and in such instances, this prospectus may be delivered in connection with such short sales and the Common Stock offered hereby may be used to cover such short sales. The selling stockholder may also enter into option or other transactions with counterparties that involve the delivery of the Common Stock to the counterparties, who may then resell or otherwise transfer such Common Stock.

     The selling stockholder may also loan or pledge the Common Stock and the borrower or pledgee may sell the Common Stock as loaned or upon a default may sell or otherwise transfer the pledged Common Stock.

     Common Stock covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 145 of the Common Stock Act may be sold under Rule 144 or Rule 145 rather than pursuant to this prospectus.

     The selling stockholder reserves the right to accept and, together with its agents from time to time to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents.

Timing and Price

     The Common Stock may be sold from time to time by a selling stockholder. There is no assurance that any selling stockholder will sell or dispose of Common Stock.

     Selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of our securities by them.

     Common Stock may be sold at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and purchasers or underwriters and/or dealers (who may receive fees or commissions in connection therewith).

Proceeds, Commissions and Expenses

     We will not receive any of the proceeds from this offering.

     The selling stockholder will be responsible for payment of all commissions, concessions and discounts of underwriters, dealers or agents, if any.

     We will pay for all costs of the registration of the securities, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws.

     The selling stockholder and any broker-dealers or agents that participate with the selling stockholder in the distribution of the Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Common Stock may be deemed to be underwriting commissions or discounts under the Securities Act.

Registration

     We agreed with the selling stockholder to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•	Such time as all of the shares have been sold by the selling stockholder;

•	Such time as all of the shares have been otherwise transferred to persons who may trade such shares without restriction under the Securities Act; or

•	Such time as the selling stockholder may sell all of the shares held by them without registration pursuant to Rule 144 under the Securities Act within a three-month period.

     We intend to de-register any of the shares not sold by the selling stockholder at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 under the Securities Act.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. As of March 23, 2004, attorneys of Gray Cary Ware & Freidenrich LLP beneficially own an aggregate of 2,000 shares of our common stock.

EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, which expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles” in 2002, incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. You may read and copy all or any portion of any materials we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings will also be available to you on the SEC’s Web site at http://www.sec.gov. Our SEC filings are also available at the offices of the Nasdaq National Market, 1730 K Street, N.W., Washington, D.C. 20006-1500.

     Copies of our SEC filings and other information about us are also available on our website at www.immersion.com. The information on our website is neither incorporated into, nor a part of, this prospectus.

     The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

•	our definitive Proxy Statement on Schedule 14A filed on April 29, 2003;

•	our Current Report on Form 8-K dated July 29, 2003;

•	our Current Report on Form 8-K dated October 27, 2003;

•	our Current Report on Form 8-K dated February 9, 2004;

•	our Current Report on Form 8-K dated March 1, 2004;

•	our Current Report on Form 8-K dated March 24, 2004; and

•	our Registration Statement on Form 8-A12G, filed on November 5, 1999, which contains a description of our common stock.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Immersion Corporation, 801 Fox Lane, San Jose, California 95131 (408) 467-1900.